CHASE ISSUANCE TRUST

Class A(2007-16)

(REOPEN)

Transaction Summary

Issuing Entity:	Chase Issuance Trust

Notes Offered:	Class A(2007-16)

Principal Amount:	$50,000,000

Interest Rate:	Three-Month LIBOR + 0.30% p.a.

Expected Issuance Date:	October 31, 2007

First Interest Payment Date:	December 17, 2007

Interest Payment Dates:	15th day of each March, June, September and December (unless the 15th is not a business day, in which case it will be the next business day)

Scheduled Principal Payment Date:	June 15, 2012

Legal Maturity Date:	June 16, 2014

Price to Public:	$50,429,690 (or 100.85938%)*

Underwriting Discount:	$112,500 (or 0.22500%)

Proceeds to the Issuing Entity:	$50,317,190 (or 100.63438%)*

Selling Concessions:	0.13500%

Reallowance:	0.06750%

Weighted Average Life:	4.625 years

ERISA Eligible:	Yes (subject to important considerations described in the prospectus)

Anticipated Ratings: (Moody’s/Standard & Poor’s/Fitch)	Aaa/AAA/AAA

Lead Underwriter:	J.P. Morgan Securities Inc.

Co-Manager:	Lehman Brothers Inc.

*	The price to public and proceeds to the issuing entity set forth above do not include accrued interest on these Class A(2007-16) notes which must be paid by the purchasers.

The issuing entity has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuing entity has filed with the SEC for more complete information about the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Chase Bank USA, National Association, the issuing entity, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (866) 669-7629 or by emailing the ABS Syndicate Desk at abs_synd@jpmorgan.com.